Money Market Obligations Trust Page 1 9/18/97

                                                  Exhibit 6(iii) under Form N-1A
                                               Exhibit 1 under Item 601/Reg. S-K

                                    Exhibit E

                                     to the

                             Distributor's Contract



                         MONEY MARKET OBLIGATIONS TRUST



                         Automated Cash Management Trust

                                 Cash II Shares



              The following provisions are hereby incorporated and made part of the Distributor's Contract dated March 1, 1994, between Money Market Obligations Trust and Federated Securities Corp. with respect to the Class of the Funds set forth above.

     1. The TrustError! Reference source not found.=business trust "Trust" "Corporation" hereby appoints FSC to engage in activities principally intended to result in the sale of shares of the above-listed Classes ("Shares"). Pursuant to this appointment, FSC is authorized to select a group of financial institutions ("Financial Institutions") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the TrustError! Reference source not found.=business trust "Trust" "Corporation" .

     2. During the term of this Agreement, the TrustError! Reference source not found.=business trust "Trust" "Corporation" will pay FSC for services pursuant to this Agreement, a monthly fee computed at the annual rate of 0.25% of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

     3. FSC may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Class' expenses exceed such lower expense limitation as FSC may, by notice to the TrustError! Reference source not found.=business trust "Trust" "Corporation" , voluntarily declare to be effective.

     4. FSC will enter into separate written agreements with various firms to provide certain of the services set forth in Paragraph 1 herein. FSC, in its sole discretion, may pay Financial Institutions a periodic fee in respect of Shares owned from time to time by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid shall be determined from time to time by FSC in its sole discretion.

     5. FSC will prepare reports to the Board of TrusteesError! Reference source not found.=business trust "Trustees" "Directors" of the TrustError! Reference source not found.=business trust "Trust" "Corporation" on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Institutions and the purpose for such expenditures.

              In consideration of the mutual covenants set forth in the Distributor's Contract dated March 1, 1994 between Money Market Obligations Trust and Federated Securities Corp., Money Market Obligations Trust executes and delivers this Exhibit on behalf of the Funds, and with respect to the separate Classes of Shares thereof, first set forth in this Exhibit.

              Witness the due execution hereof this 1st day of September, 1996 .



ATTEST:       Money Market Obligations Trust







/s/ John W. McGonigle                                By:/s/ J. Chris Donahue

Secretary                                            President

(SEAL)



ATTEST:           FEDERATED SECURITIES CORP.





/s/ Byron F. Bowman                                  By: /s/ David M. Taylor

Secretary                                            Executive Vice President

(SEAL)